UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A
                                (AMENDMENT NO. 2)
                                 (RULE 13D-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
       (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         INTERNET GOLD-GOLDEN LINES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M56595107
                      -------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     * AS SOME OF THE SECURITIES BENEFICIALLY OWNED BY THE REPORTING PERSONS ARE CONVERTIBLE DEBENTURES CURRENTLY CONVERTIBLE INTO 1/50TH OF A SHARE OF ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE, OF THE ISSUER (THE "ORDINARY SHARES"), THE FIGURES IN THIS STATEMENT ARE SHOWN ON AN AS CONVERTED BASIS.


                               Page 1 of 12 pages

CUSIP NO. M98939107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     Clal Finance Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            49,621 Ordinary Shares*
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        49,771 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     49,771 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     0.3%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person:
     CO
--------------------------------------------------------------------------------

*See Item 4. The 49,771 Ordinary Shares include debentures convertible into 150 Ordinary Shares.

** Based on 18,221,734 Ordinary Shares (18,221,584 Ordinary Shares outstanding and debentures convertible into 150.1 Ordinary Shares) outstanding as of February 8, 2010, on an as converted basis (as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on February 12,
2010).


                               Page 2 of 12 pages

CUSIP NO. M98939107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     Clal Insurance Enterprises Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            1,203,963.4 Ordinary Shares *
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.5%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person:
     CO
--------------------------------------------------------------------------------

*See Item 4. The 1,203,963.4 Ordinary Shares include debentures convertible into 279,933.4 Ordinary Shares and the 1,204,113.5 Ordinary Shares include debentures convertible into 280,083.5 Ordinary Shares.

** Based on 18,501,667.5 Ordinary Shares (18,221,584 Ordinary Shares outstanding and debentures convertible into 280,083.5 Ordinary Shares) outstanding as of February 8, 2010, on an as converted basis (as reported in the Issuer's Form 6-K filed with the SEC on February 12, 2010).


                               Page 3 of 12 pages

CUSIP NO. M98939107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            1,203,963.4 Ordinary Shares*
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]*
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.5%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person:
     CO
--------------------------------------------------------------------------------

*See Item 4. The 1,203,963.4 Ordinary Shares include debentures convertible into 279,933.4 Ordinary Shares and the 1,204,113.5 Ordinary Shares include debentures convertible into 280,083.5 Ordinary Shares. Rows 6,8 and 9 exclude 2,272.9 Ordinary Shares (including debentures convertible into 252.9 Ordinary Shares), all of which are held for members of the public through, among others, provident funds and mutual funds, which are managed by companies controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development Corporation Ltd. (the "Epsilon Shares").

** Based on 18,501,667.5 Ordinary Shares (18,221,584 Ordinary Shares outstanding and debentures convertible into 280,083.5 Ordinary Shares) outstanding as of February 8, 2010, on an as converted basis (as reported in the Issuer's Form 6-K filed with the SEC on February 12, 2010).


                               Page 4 of 12 pages

CUSIP NO. M98939107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            1,203,963.4 Ordinary Shares*
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]*
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.5%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     CO
--------------------------------------------------------------------------------

*See Item 4. The 1,203,963.4 Ordinary Shares include debentures convertible into 279,933.4 Ordinary Shares and the 1,204,113.5 Ordinary Shares include debentures convertible into 280,083.5 Ordinary Shares. Rows 6,8 and 9 exclude the Epsilon Shares.

** Based on 18,501,667.5 Ordinary Shares (18,221,584 Ordinary Shares outstanding and debentures convertible into 280,083.5 Ordinary Shares) outstanding as of February 8, 2010, on an as converted basis (as reported in the Issuer's Form 6-K filed with the SEC on February 12, 2010).


                               Page 5 of 12 pages

CUSIP NO. M98939107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            1,203,963.4 Ordinary Shares*
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]*
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.5%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     IN
--------------------------------------------------------------------------------

*See Item 4. The 1,203,963.4 Ordinary Shares include debentures convertible into 279,933.4 Ordinary Shares and the 1,204,113.5 Ordinary Shares include debentures convertible into 280,083.5 Ordinary Shares. Rows 6,8 and 9 exclude the Epsilon Shares.

** Based on 18,501,667.5 Ordinary Shares (18,221,584 Ordinary Shares outstanding and debentures convertible into 280,083.5 Ordinary Shares) outstanding as of February 8, 2010, on an as converted basis (as reported in the Issuer's Form 6-K filed with the SEC on February 12, 2010).


                               Page 6 of 12 pages

CUSIP NO. M98939107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            1,203,963.4 Ordinary Shares*
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]*
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.5%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     IN
--------------------------------------------------------------------------------

*See Item 4. The 1,203,963.4 Ordinary Shares include debentures convertible into 279,933.4 Ordinary Shares and the 1,204,113.5 Ordinary Shares include debentures convertible into 280,083.5 Ordinary Shares. Rows 6,8 and 9 exclude the Epsilon Shares.

** Based on 18,501,667.5 Ordinary Shares (18,221,584 Ordinary Shares outstanding and debentures convertible into 280,083.5 Ordinary Shares) outstanding as of February 8, 2010, on an as converted basis (as reported in the Issuer's Form 6-K filed with the SEC on February 12, 2010).


                               Page 7 of 12 pages

CUSIP NO. M98939107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            1,211,200.9  Ordinary Shares*
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        1,211,351 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,211,351 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]*
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.5%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     IN
--------------------------------------------------------------------------------

*See Item 4. The 1,211,200.9 Ordinary Shares include debentures convertible into 279,933.4 Ordinary Shares and the 1,211,351 Ordinary Shares include debentures convertible into 280,083.5 Ordinary Shares. Rows 6,8 and 9 include debentures held by the spouse of Ms. Manor convertible into 7,237.5 Ordinary Shares and exclude the Epsilon Shares.

** Based on 18,508,905 Ordinary Shares (18,221,584 Ordinary Shares outstanding and debentures convertible into 287,321 Ordinary Shares) outstanding as of February 8, 2010, on an as converted basis (as reported in the Issuer's Form 6-K filed with the SEC on February 12, 2010).


                               Page 8 of 12 pages

CUSIP NO. M98939107

--------------------------------------------------------------------------------
1.   Name of Reporting Persons/
     I.R.S. Identification Nos. of above persons (entities only).

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            1,203,963.4 Ordinary Shares*
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,204,113.5 Ordinary Shares*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [X]*
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     6.5%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person :
     IN
--------------------------------------------------------------------------------

*See Item 4. The 1,203,963.4 Ordinary Shares include debentures convertible into 279,933.4 Ordinary Shares and the 1,204,113.5 Ordinary Shares include debentures convertible into 280,083.5 Ordinary Shares. Rows 6,8 and 9 exclude the Epsilon Shares.

** Based on 18,501,667.5 Ordinary Shares (18,221,584 Ordinary Shares outstanding and debentures convertible into 280,083.5 Ordinary Shares) outstanding as of February 8, 2010, on an as converted basis (as reported in the Issuer's Form 6-K filed with the SEC on February 12, 2010).



                               Page 9 of 12 pages

ITEM 1.

     (a)  Name of Issuer:

          INTERNET GOLD-GOLDEN LINES LTD. (hereinafter referred to as the "Issuer").

     (b)  Address of Issuer's Principal Executive Offices:

          1 Alexander Yanai Street, Petach Tikva 49277, Israel

ITEM 2.

(a)  Name of Person Filing:

     This Statement is filed by:

     (1)  Clal Finance Ltd.

     (2)  Clal Insurance Enterprises Holdings Ltd.

     (3)  IDB Development Corporation Ltd.

     (4)  IDB Holding Corporation Ltd.

     (5)  Mr. Nochi Dankner

     (6)  Mrs. Shelly Bergman

     (7)  Mrs. Ruth Manor and

     (8)  Mr. Avraham Livnat

     The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement.

          (1) Clal Finance Ltd., an Israeli public corporation ("Clal Finance"), is a majority owned subsidiary of Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation ("Clal"). Clal may be deemed to beneficially own an aggregate of 1,204,113.5 Ordinary Shares (the "Issuer Shares"). See
     Item 4.

          (2) Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public corporation ("IDB Development"). By reason of IDB Development's control of Clal, IDB Development may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

          (3) IDB Development is a majority owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"). By reason of IDB Holding's control (through IDB Development) of Clal, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

          (4) Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (3) above. By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(b)  Address of Principal Business Offices or, if none, Residence:

Clal Finance Ltd. - 37 Menachem Begin Street, Tel-Aviv 65220, Israel

Clal Insurance Enterprises Holdings Ltd. - 48 Menachem Begin Street, Tel-Aviv 66180, Israel

IDB Development Corporation Ltd. - The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

IDB Holding Corporation Ltd. - The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mr. Nochi Dankner - The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mrs. Shelly Bergman - 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.


                               Page 10 of 12 pages

Mrs. Ruth Manor - 26 Hagderot Street, Savyon 56526, Israel.

Mr. Avraham Livnat - Taavura Junction, Ramle 72102, Israel.

(c)  Citizenship:

     Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)  Title of Class of Securities:

     Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares").

(e)  CUSIP Number:

     M98939107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Not applicable.

ITEM 4. OWNERSHIP

     None of the 49,771.06 Ordinary Shares reported in this Statement as beneficially owned by Clal Finance are held for its own account. Consequently, this Statement shall not be construed as an admission by Clal Finance that it is the beneficial owner of any of the Ordinary Shares covered by this Statement.

     Of the 1,204,113.5086 Ordinary Shares reported in this Statement as beneficially owned by Clal (i) 1,087,847.8596 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 150 Ordinary Shares are held by third-party client accounts managed by Clal Finance`s wholly owned subsidiary, Clal Finance Batucha Investment Management Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal and Clal Finance and has no voting power in the securities held in such client accounts, and (iii) 116,115.649 are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by (i) Clal, that it is the beneficial owner of more than 116,115.649 Ordinary Shares covered by this Statement; and (ii) the Reporting Persons (other than Clal) that they are the beneficial owners of any Ordinary Shares covered by this Statement.

     Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATIONS

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 11 of 12 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010

                    CLAL FINANCE LTD.
                    CLAL INSURANCE ENTERPRISES HOLDINGS LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    By: CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

                    By: /s/ Uri Levy    /s/ Omer Ben Pazi
                    -------------------------------------
                    Uri Levy and Omer Ben Pazi, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD., for itself and on behalf of Clal Finance Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to an agreement annexed as Exhibit 1 to the Schedule 13G filed on February 28, 2008.


                               Page 12 of 12 pages